Mail Stop 6010
Via Facsimile and U.S. Mail


September 14, 2005

Mr. Martin P. Hughes
Chairman of the Board and Chief Executive Officer
Hub International Limited
55 East Jackson Boulevard
Chicago, Illinois 60604

      Re:      Hub International Limited
       Form 10-K for Fiscal Year Ended December 31, 2004
	             File No. 1-31310

Dear Mr. Hughes:

      We have limited our review of your filing to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Managements` Discussion and Analysis

Contractual Obligations, page 36

1. We note that you have omitted $35 million of subordinated convertible debentures and interest on long-term debt from your table of contractual obligations. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of Item 303 (a)(5) of Regulation S-K. Due to the significance of estimated payments associated with these items, we believe that this information is necessary for investors` evaluation of your liquidity and capital resources. Please provide us with the analysis supporting your conclusion that including this information in the table was unnecessary because it was not material to investors` evaluation of your liquidity and capital resources.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 51

2. We note your disclosure that commission income, including commissions subject to installment billing, and policy service fees are recognized at the policy effective date. Please clarify in a disclosure type format how you are compensated for subsequent premium billing and collection services and the factors supporting your conclusion that the commission earnings process is complete at the policy effective date. Provide references to the applicable technical literature upon which you based your accounting.

3. We note that contingent commissions and volume overrides are recorded either when they are received or can be reasonably estimated. Please provide us in a disclosure-type format the specific terms of these arrangements, your related revenue recognition policies, particularly how you determine when the related earnings processes are complete. Provide references to the applicable technical literature upon which you based your accounting. Also, quantify in MD&A the extent to which contingent commissions and volume overrides are shared with your insurance brokerage network and contribute to your net earnings before income taxes.

4. It appears that you perform significant premium billing and collection, evidenced by client premiums receivable of $128.3 million at December 31, 2004. Please provide us in a disclosure-type format your accounting policy for client premiums receivable. Discuss and quantify in MD&A the financial impact of these billing and collection services on your operations, including service fee income, interest income on funds held, costs associated with uncollectible amounts, net earnings before income taxes and cash flow from operating activities. Also, expand your accounting policy for trust cash to describe more specifically the nature and amount of "other deductions" and the magnitude of restrictions as to use.

Note 13. Earnings per Share, page 67

5. It appears that you omit contingently issuable shares under the Talbot earn out from your earnings per share calculation. Please explain to us whether there are any differences between Canadian GAAP and US GAAP in accounting for contingently issuable shares. Please refer us to the technical guidance upon which you based your decision to omit these shares from your US GAAP earnings per share
calculation.
*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Martin P. Hughes
Hub International Limited
September 14, 2005
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